THE SECURITIES GROUP, LLC

EXEMPTION REPORT

AS OF DECEMBER 31, 2016

The Securities Group, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i):

- The Securities Group, LLC maintains no security accounts for any of its customers and promptly transmits all customer funds.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending December 31, 2016.

I, Christie Michelle Vincent, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Christie Michelle Vincent*

Christie Michelle Vincent
President
The Securities Group, LLC